Mail Stop 3-09							March 7, 2005



Chinmay Chatterjee, Ph.D.
President
Integrated Pharmaceuticals, Inc.
310 Authority Drive
Fitchburg, Massachusetts 01420

Re:	Integrated Pharmaceuticals, Inc.
	Amendments nos. 2 and 3 to Form 10-SB
      Filed February 4 and 7, 2005, respectively
	File No. 0-50960

Dear Dr. Chatterjee:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB, Amendment #2

General

1. Your financial statements are now stale. Please update your financial statements to include the statements as of and for the twelve month period ended December 31, 2004 in compliance with Item
310(g) of Regulation S-B.



Chinmay Chatterjee, Ph.D.
March 7, 2005
Page 2

Financial Statements - December 31, 2003

Balance Sheet, page F-4

2. Please revise your balance sheet to specifically caption the "Long-term debt - current portion" as "Capital Lease payable - current portion" to be consistent with the caption in the long term section and the financial statements as of and for the period ended
September 30, 2004.

Statements of Operations, page F-5

3. It appears that you have increased the amount of occupancy expenses by $24,126, as disclosed in Note 15. Please revise your statement of operations for the period from February 1, 2003 (inception of development stage) to December 31, 2003 to reflect a similar increase in occupancy expenses or advise us as to why a revision is unnecessary. If revisions are necessary, please make a similar change to the statement of operations for the period February
1, 2003 (inception of development stage) to September 30, 2004 as presented in the interim financial statements. It also appears that the balance sheet, and statement of stockholders` equity should be revised as well.

4. It appears that line item currently captioned as "Marketing" in the second amendment to your Form 10-SB should be appropriately captioned "Research and Development." It also appears that the line item that was previously captioned as "Marketing" in the first amendment to your Form 10-SB has been deleted, causing your statement of operations to no longer foot appropriately. Please revise you Statements of Operations accordingly or revise us as to why a revision in unnecessary.

Statements of Cash Flows, page F-7

5. We note that you have increased the amount of "stock issued for prepaid rent and rent expense" by $24,126. Please revise your statement of cash flows for the period from February 1, 2003 (inception of development stage) to December 31, 2003 to reflect a similar increase or advise us as to why a revision is unnecessary. Please make similar change to the statement of cash flows for the period from February 1, 2003 (inception of development stage) to September 30, 2004 and December 31, 2003 as presented in the interim financial statements.
6. Please revise your caption "Stock issued for prepaid rent and rent expense" to exclude the reference to prepaid rent.



Chinmay Chatterjee, Ph.D.
March 7, 2005
Page 3

Note 8 - Capital Stock

Common Stock, page F-16

7. We have reviewed your response to comment number 13. The transaction as presented in Appendix A does not appear to be accounted for as a recapitalization, which would appear appropriate based on the disclosures related to this transaction included within the document. Please note that a recapitalization includes a retroactive restatement of the historical equity section of the accounting acquirer to reflect the shares received in the merger. Please explain how the transaction as presented reflects this treatment or explain why it is appropriate to reflect this as a reverse merger instead of a recapitalization. Please provide a detailed description of management`s accounting for the reverse merger/acquisition and the accounting guidance relied upon to record the reverse merger/acquisition (i.e. APB Opinion No. 16, Business Combinations). As Idaho state law does not promulgate generally accepted accounting principles, it is inappropriate to cite as guidance relied upon to account for the reverse merger/acquisition.

Financial Statements - September 30, 2003

Statement of Stockholders` Equity (Deficit), page F-26

8. Please update the caption "Stock issued at an average price of $1.00 per share in exchange for rent expenses" as a result of the restatement described in Note 10.

Notes to the Financial Statements

Note 3 - Property and Equipment, page F-30

9. As stipulated in your response to comment number 10, please revise to remove the reference to the cash payment received from the lessor as a tenant improvement lease concession within the gross and net presentation of the components of property and equipment. Additionally, please provide us an explanation as to why the respective amounts presented in the table as of December 31, 2003 do not agree to the amounts presented in Note 4 Property and Equipment of the December 31, 2003 financial statements (pg. F-13).


*	*	*

	As appropriate, please revise your filing in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish
Chinmay Chatterjee, Ph.D.
March 7, 2005
Page 4

a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kevin Woody at (202) 942-7332 or James Atkinson at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 942-7381, John L. Krug at (202) 942-2979, or me at (202)
942-1840 with any other questions.

							Sincerely,


							Jeffrey Riedler
							Assistant Director

cc: Thomas Carey, Esquire
      Bromberg & Sunstein LLP
      125 Summer Street
      Boston, MA 02110-1618
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